January 9, 2009

Via EDGAR

United States Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:     Mr. Robert Telewicz
       Mr. Kevin Woody

Re:       Responses No. 9 and No. 10 to comment letter dated November 19, 2008
            Hines Real Estate Investment Trust, Inc.
            Post Effective Amendment No. 1 to Form S-11
            File No. 333-130945

Gentlemen:

This letter is written in response to the comments of the Staff of the United States Securities and Exchange Commission (the “Commission”) received by facsimile on November 19, 2008, with respect to the above referenced Post Effective Amendment No. 1 to Form S-11 of Hines Real Estate Investment Trust, Inc. (the “Company”). As discussed with Mr. Robert Telewicz  previously by telephone, please note this letter only includes responses to your comments No. 9 and No. 10 regarding the Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) included in the Commission’s original letter. If you agree with the approach being taken with respect to these issues, we will undertake to include the revised disclosure in future filings with the Commission which contain MD&A.  We will then also be in a position to respond to comments No. 1 – 8 in a separate letter.  For ease of reference, each of the Staff’s comments to which we are responding are set forth in full below in bold-type, and the Company’s response immediately follows each comment.

Post Effective Amendment No. 1 to Form S-11

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation

Financial Condition, Liquidity and Capital Resources

How Management Evaluates Distributions to our Shareholders and Minority Interests for the Three Months Ended March 31, 2008, page 119 of the prospectus

9.
Explain to us how you have met all the disclosure requirements of Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures with respect to your measure of “funds generated by the operations of our real estate investments.”

We have deleted the section titled “How Management Evaluates Distributions to our Shareholders and Minority Interests for the Three Months Ended March 31, 2008” included in the Financial Condition, Liquidity and Capital Resources section of MD&A.  Please see our new disclosure of a Non-GAAP supplemental performance measure titled “Operating Funds Generated by the Company” (“OFG”) attached as Appendix A to this letter.  We have considered each of the disclosure requirements of Item 10(e) of Regulation S-K and question 8 of the Frequently Asked Questions Regarding the Uses of Non-GAAP Financial Measures and believe that our disclosure of OFG meets each of these requirements.

10.
Your disclosure that “funds generated by the operations of our real estate investments” is used as a means of determining distributions payable to shareholders and minority interest holders indicates that the amount is used a s liquidity measure.  Accordingly, explain to us how you have determined that it would be appropriate to reconcile “funds generated by the operations of our real estate investments” to a GAAP performance measure rather than a GAAP liquidity measure. Additionally, explain to us how this measure does not violate the prohibitions related to Non-GAAP liquidity measures in paragraph 10(e)(1)(ii)(A) of Regulation S-K.

As noted above in our response to the previous comment, we have deleted the disclosure of “funds generated by the operations of our real estate investments” in the Financial Condition, Liquidity and Capital Resources section of MD&A, and have included new disclosure of a Non-GAAP supplemental operating performance measure titled “Operating Funds Generated by the Company” in the Results of Operations section of MD&A (attached as Appendix A to this letter).  We believe this Non-GAAP supplemental performance measure used by management is appropriately reconciled to net income (loss) in accordance with Item 10(e)(i)(B) of Regulation S-K.

The Company hereby acknowledges the following:

▪ The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪ Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪ The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses set forth above, please contact the Company’s Chief Accounting Officer, Ryan Sims at (713) 966-7715, or me at (713) 966-5476.

                                            Very truly yours,

                            /s/Sherri W. Schugart
                                            Sherri W. Schugart
                                            Chief Financial Officer

Appendix A

   Results of Operations

Operating Funds Generated by the Company

Operating funds generated by the Company (“OFG”) is a non-GAAP supplemental financial performance measure that our management uses in evaluating the operating performance of the Company.  It includes funds generated by the operations of our real estate investments and funds used in the Company’s corporate-level operations.  Similar to Funds from Operations (“FFO”), a non-GAAP financial performance measure defined by the National Association of Real Estate Investment Trusts (“NAREIT”) widely recognized as a measure of operating performance, OFG excludes items such as non-cash depreciation and amortization.  However, changes in the accounting and reporting rules under GAAP that have been put into effect since the establishment of NAREIT’s definition of FFO have prompted a significant increase in the magnitude of non-cash and non-operating items included in FFO, as defined. Such non-cash and non-operating items include fair value adjustments to derivative instruments that do not qualify for hedge accounting treatment, amortization of certain in-place lease intangible assets and liabilities and the amortization of certain tenant incentives.   OFG excludes these items, the effects of straight-line rent revenue recognition and certain other items as described in the footnotes below, and also includes items such as master lease rental receipts which are excluded from net income (loss) and FFO, but which we consider in the evaluation of the operating performance of our real estate investments.  We believe that OFG reflects the overall impact on the performance of our real estate investments of occupancy rates, rental rates, property operating costs, as well as corporate-level general and administrative expenses and interest costs, which is not immediately apparent from net income (loss).  As such, we believe OFG, in addition to net income (loss) and cash flows from operating activities as defined by GAAP, is a meaningful supplemental performance measure and is useful in understanding how the Company’s management evaluates the Company’s ongoing operating performance.  However, OFG should not be considered as an alternative to net income (loss) or to cash flows from operating activities, and, is not intended to be used as a liquidity measure indicative of cash flow available to fund the Company’s cash needs.

 The table below summarizes OFG for each of the quarters and nine months ended September 30, 2008 and a reconciliation of such non-GAAP financial performance measure to our net income (loss) for the periods (in thousands):

	Quarter Ended September 30, 2008	Quarter Ended June 30, 2008	Quarter Ended March 31, 2008	Nine Months Ended September 30, 2008
Revenues	$88,902	$85,220	$70,134	$244,256
Expenses:
Property operating expenses, real property taxes and property management fees	(37,218)	(35,486)	(29,632)	(102,336)
Interest expense, net of interest income	(21,250)	(20,539)	(16,803)	(58,592)
General and administrative expenses	(1,544)	(1,813)	(1,280)	(4,637)
Cash asset management fees	(3,114)	(3,071)	(2,758)	(8,943)
Other:
Master lease rents (1)	1,058	1,239	3,463	5,760
Non-cash components of revenues and expenses (2)	(3,188)	(4,137)	(4,578)	(11,903)
Equity in losses of unconsolidated entities as adjusted for non-cash components (3)	8,078	8,322	7,839	24,239
Benefit (provision) for income taxes	(727)	51	(515)	(1,191)
Operating Funds Generated by the Company	30,997	29,786	25,870	86,653

Reconciliation to Net Income (Loss):
Depreciation and amortization	(32,888)	(32,216)	(25,381)	(90,485)
Gain (loss) on derivative instruments and foreign currency transactions (4)	(10,530)	26,780	(27,446)	(11,196)
Organizational and offering expenses (5)	(34)	(1,695)	(1,918)	(3,647)
Acquisition fees (5)	0	(1,571)	(1,447)	(3,018)
Participation Interest expense (6)	(3,115)	(4,642)	(4,205)	(11,962)
Income allocated to minority interests	(816)	(732)	(643)	(2,191)
Other non-cash components of net income (loss) (7)	(8,210)	(7,605)	(8,660)	(24,475)
Net Income (Loss)	$(24,596)	$8,105	$(43,830)	$(60,321)

Operating Funds Generated by the Company Per Common Share	$0.16	$0.17	$0.16	$0.49
Weighted Average Shares Outstanding	192,012	178,536	165,144	178,613
__________

1)
Includes master lease rents related to master leases entered into in conjunction with certain asset acquisitions. In accordance with GAAP, these rents are not included in rental revenue; however, we consider this rent in evaluating operating performance of the Company and determining OFG.

2)	Includes non-cash components of the following revenues and expenses for each of the quarters during the nine-months ended September 30, 2008 (in millions):
		September 30, 2008	June 30, 2008	March 31, 2008
	Straight-line rent	$(4.2)	$(4.7)	$(3.9)
	Amortization of lease incentives	1.1	0.9	0.8
	Out-of-market lease amortization	(0.8)	(1.1)	(2.1)
	Deferred financing costs amortization	0.4	0.4	0.4
	Other	0.3	0.3	0.3

3)
Represents net equity in losses of our unconsolidated entities of $2.3 million, $2.2 million and $1.9 million, respectively offset by approximately $10.3 million, $10.5 million and $9.8 million, respectively of depreciation and amortization and other non-cash components such as those described in Note 2 above for each of the quarters ended September 30, 2008, June 30, 2008 and March 31, 2008.

4)	Represents non-cash components of net income (loss) that we do not consider in evaluating operating performance of the Company and determining OFG.
5)
Organizational and offering expenses and acquisition fees paid to our Advisor are expensed in our condensed consolidated statement of operations. We fund such costs with proceeds from our offering and acquisition-related indebtedness and do not consider these expenses in the evaluation of the operating performance of the Company and determining OFG.

6)
Represents the non-cash component of the acquisition and asset management fee, which we do not consider in evaluating operating performance of the Company and determining OFG. See “Critical Accounting Policies – Treatment of Management Compensation, Expense Reimbursements and Operating Partnership Participation Interest” for additional information.

7)
Includes the master lease rents as described in Note 1 above, the non-cash components of revenues and expenses described in Note 2 above as well as the non-cash components adjusting the equity in losses of our unconsolidated entities as described in Note 3 above.